

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Mr. A. Lanham Napier
President, Chief Executive Officer, and Director
Rackspace Hosting, Inc.
5000 Walzem Rd.
San Antonio, TX 78218

   Re: **Rackspace Hosting, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed February 26, 2010
       File No. 001-34143

Dear Mr. Napier:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

         Sincerely,

         Patrick Gilmore
         Accounting Branch Chief